EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,
	2007	2008	2009	2010	2011	2012
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,347	$991	$(9,288)	$2,884	$2,880	$(974)
Interest expense(a)	375	225	237	122	94	142
(Gain)/loss on investment in equity investees in excess of distributed earnings	21	40	39	(232)	(154)	108
Amortization of capitalized interest	40	74	150	212	297	402
Loan cost amortization	16	19	26	25	28	43
Earnings	$2,799	$1,349	$(8,836)	$3,011	$3,145	$(279)
FIXED CHARGES:
Interest Expense	$375	$225	$237	$122	$94	$142
Capitalized interest	311	586	627	711	727	976
Loan cost amortization	16	19	26	25	28	43
Fixed Charges	$702	$830	$890	$858	$849	$1,161
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$94	$33	$23	$111	$172	$171
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.62	1.64	1.59	1.63	1.65	1.64
Preferred Dividends	$152	$54	$37	$181	$284	$280
COMBINED FIXED CHARGES AND REFERRED DIVIDENDS	$854	$884	$927	$1,039	$1,131	$1,441
RATIO OF EARNINGS TO FIXED CHARGES	4.0	1.6	(9.9)	3.5	3.7	(0.2)
INSUFFICIENT COVERAGE	$—	$—	$9,726	$—	$—	$1,440
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	3.3	1.5	(9.5)	2.9	2.8	(0.2)
INSUFFICIENT COVERAGE	$—	$—	$9,763	$—	$—	$1,720

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.